UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Composition of Board of Directors

On June 15, 2022, the board of directors (the “Board”) of Tuya Inc. (the “Company”) approved (i) resignation of Ms. Qing Gao from the Board and the audit committee of the Board due to personal reasons, conditional and effective upon the listing of the Company’s Class A ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing”); and (ii) resignation of Mr. Jeff R. Immelt, Ms. Carmen I-Hua Chang, and Mr. Scott David Sandell from the Board and all Board committees due to personal reasons, effective on June 21, 2022. These resignations were not the result of any dispute or disagreement with the Company on any matter relating to Company’s operations, policies or practices. On the same date, the Board approved the appointment of Mr. Sidney Xuande Huang, Mr. Changheng Qiu, Mr. Meng Xiong Kuok and Mr. Pak Tung Jason Yip as independent directors (collectively, the “Director Appointees”), with each appointment conditional and effective upon the Hong Kong Listing. The Company has determined that each of the Director Appointees satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The Company has also determined that each of Mr. Sidney Xuande Huang, Mr. Meng Xiong Kuok and Mr. Changheng Qiu meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended.

After the changes described above, each of Mr. Xueji (Jerry) Wang and Mr. Liaohan (Leo) Chen will continue serving as the co-chairman of the Board, and (i) effective from June 21, 2022, the Board consists of six directors, including two independent directors, namely Ms. Jing Hong and Ms. Qing Gao; and (ii) conditional and effective upon the Hong Kong Listing, the Board will consist of nine directors, including five independent directors, namely Ms. Jing Hong and the Director Appointees.

In addition, on June 15, 2022, the Board approved that its existing nominating and corporate governance committee will be re-designated and separated into (i) a nomination committee and (ii) a corporate governance committee, conditional and effective upon the Hong Kong Listing, and certain other changes to the composition of the Board committees, with effect from the Hong Kong Listing. As a result, conditional and effective upon the Hong Kong Listing, the Company will have (i) an audit committee consisting of Mr. Sidney Xuande Huang, Mr. Meng Xiong Kuok and Mr. Changheng Qiu, chaired by Mr. Sidney Xuande Huang; (ii) a compensation committee consisting of Mr. Changheng Qiu, Mr. Meng Xiong Kuok and Mr. Xueji (Jerry) Wang, chaired by Mr. Changheng Qiu; (iii) a nomination committee consisting of Mr. Changheng Qiu, Mr. Meng Xiong Kuok and Mr. Liaohan (Leo) Chen, chaired by Mr. Changheng Qiu; and (iv) a corporate governance committee consisting of Mr. Changheng Qiu and Mr. Meng Xiong Kuok, chaired by Mr. Changheng Qiu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: June 22, 2022

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